EXHIBIT 99.12

PROPERTY ACQUISITION AGREEMENT

THIS PROPERTY ACQUISITION AGREEMENT (this "Agreement") is entered into as of the 29th day of December, 2004, by and between **Inland Real Estate Acquisitions, Inc.**, an Illinois corporation ("Acquisitions"), and **Inland Retail Real Estate Trust, Inc.**, a Maryland corporation (the "Company"). Acquisitions and the Company are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

WHEREAS, the Company is in the business, among other things, of acquiring and managing real estate assets, primarily multi-tenant properties improved for use as retail establishments or improved for use as multi-family and/or office facilities that also provide retail services and single-tenant retail or commercial properties, located mainly in the southeastern United States;

WHEREAS, Acquisitions is an indirect wholly-owned subsidiary of The Inland Group, Inc., an Illinois corporation ("The Inland Group");

WHEREAS, Robert D. Parks is a director of the Company;

WHEREAS, Mr. Parks as well as G. Joseph Cosenza and Daniel L. Goodwin (collectively, the "Consultants") have entered into consulting agreements with the Company;

WHEREAS, Mr. Cosenza is an officer and director of Acquisitions and a stockholder and director of The Inland Group;

WHEREAS, Messrs. Goodwin and Parks are also stockholders and directors of The Inland Group;

WHEREAS, Acquisitions is in the business of acquiring and assisting certain third parties in acquiring properties such as the Subject Properties; and

WHEREAS, Acquisitions is willing to grant the Company an exclusive right of first refusal to acquire each and every Subject Property identified by Acquisitions; and

WHEREAS, concurrently with executing this Agreement, Acquisitions and the Company are entering into a Transition Property Due Diligence Services Agreement, dated the date hereof (the "Transition Property Services Agreement"), under which Acquisitions will provide, upon the request of the Company, certain services as further described and provided therein.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and in consideration of the expense reimbursement provisions set forth in Section 7 of the Transition Property Services Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   **Incorporation of Recitals**. By this reference, the recitals set forth above are hereby incorporated into this Agreement as if fully set forth herein.

2. **Definitions**. The following capitalized terms used in this Agreement shall have the following meanings:

(a) "Market Area" shall mean the geographic area located east of the Mississippi River in the continental United States but excluding that portion of such geographic area located within a four hundred (400) mile radius of Oak Brook, Illinois.

(b) "Retail Facility" shall mean real estate improved for use as a multi-tenant shopping center with gross leasable retail area of not less than 50,000 square feet and not more than 300,000 square feet.

(c) "Mixed-Use Property" shall mean real estate, other than a Retail Facility or a Single-User Property, improved for use as a combination of two or more of (a) multi-family use, (b) office use, and (c) retail facility use, provided such real estate contains gross leasable retail area of not less than 50,000 square feet and not more than 300,000 square feet.

(d) "Single-User Property" shall mean real estate improved for use as a single-tenant retail or commercial property.

(e) "Subject Property" shall mean any Retail Facility, Mixed-Use Property or Single-User Property identified by Acquisitions and located within the Market Area.

3. **Right of First Refusal**. For and during the term of this Agreement, Acquisitions hereby grants to the Company an exclusive right of first refusal to acquire each and every Subject Property identified by Acquisitions, and, until the occurrence of a Right of First Refusal Termination Event (hereinafter defined) with respect to an applicable Subject Property, Acquisitions covenants and agrees that it shall not (a) present or offer for sale such Subject Property to, (b) forward any information regarding the potential acquisition of such Subject Property to, or (c) pursue the acquisition of any such Subject Property on behalf or for the benefit of, any of its clients other than the Company. Notwithstanding the foregoing, the right of first refusal set forth in this Section 3 shall not apply to either (i) the Acquisition of an Operating Company (hereinafter defined), regardless of whether the Operating Company owns, directly or indirectly, a Subject Property, or (ii) the acquisition (in a manner described in clause (i), (ii) or (iii) of the definition of "Acquisition of an Operating Company" below) of any entity that owns, directly or indirectly, in addition to Subject Properties, other real estate located outside the Market Area. Upon Acquisitions' identification of a Subject Property, Acquisitions shall deliver to the Company written notice (in form and substance attached hereto as Exhibit A, each a "Property Notice") that Acquisitions has identified, or entered into a letter of intent or acquisition agreement with respect to, the applicable Subject Property. The Company shall have ten (10) business days after the date of its receipt of a Property Notice (the "Notice Period") to inform Acquisitions in writing (a "Company Notice") whether the Company has elected to pursue the acquisition of the applicable Subject Property. Upon the occurrence of a Right of First Refusal Termination Event, the Company shall be deemed to have waived any and all rights under this Section 3 to acquire the Subject Property, including any corporate opportunity with respect to the particular Subject Property. In the event that the right of first refusal contained in this Section 3 shall not apply as provided in clause (ii) above, then Acquisitions shall determine, in good faith, an equitable manner for addressing any potential corporate opportunity issues that may arise with respect to the Subject Properties owned by the acquired entity. Except as provided above,

Acquisitions will not grant a right of first refusal to any other person or entity (or Subject Properties owned by such entity) that are excluded as a result of clause (ii) above from the right of first refusal contained in Section 3. The Company shall upon request provide Acquisitions with reasonable evidence (i.e., a resolution adopted by the Board of Directors of the Company) setting forth the authority of certain officers of the Company to make decisions in regards to responding to Property Notices and the acquisition of Subject Properties. If the Company delivers to Acquisitions a Company Notice pursuant to which the Company elects to pursue the acquisition of a Subject Property, but thereafter the Company determines not to pursue such acquisition, then the Company shall deliver to Acquisitions written notice of same (each, a "Property Termination Notice").

The Company's election, whether in response to or at any time after its receipt of a Property Notice, not to pursue the acquisition of a particular Subject Property shall not affect or impair any of the Company's rights set forth in this Agreement with respect to any other Subject Property or other property that could thereafter constitute a Subject Property.

For the purposes hereof, the term "Right of First Refusal Termination Event" shall mean the first to occur of (i) the Company's failure to deliver to Acquisitions a Company Notice prior to the expiration of the Notice Period, (ii) the Company's delivery to Acquisitions of a Company Notice pursuant to which the Company elects not to pursue the acquisition of a Subject Property, and (iii) at any time after the expiration of the Notice Period, the Company's delivery to Acquisitions of a Property Termination Notice or the Company's failure to diligently pursue the acquisition of a Subject Property.

For the purposes hereof, the term "Acquisition of an Operating Company" shall mean the acquisition of an Operating Company (hereinafter defined) (i) by purchasing stock or other equity interest in the entity or by merger or other business combination or reorganization, or tender offer, (ii) by acquisition of all or substantially all of an Operating Company's assets (provided that the excluded assets do not comprise all or substantially all of such Operating Company's non-real property or other non-real estate assets), or (iii) by obtaining management control of such Operating Company, through its board of directors or other comparable management position, such as, without limitation, managing general partner or managing member.

For the purposes hereof, the term "Operating Company" shall mean (a) any entity that has equity securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or files periodic reports under Sections 13 or 15(d) of the Exchange Act, or (b) any entity that, either itself or through its subsidiaries:

(a)   Owns and operates interests in real estate on a going concern basis rather than as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time;

(b)   Has a policy or purpose of reinvesting sale, financing or refinancing proceeds or cash from operations;

(c)   Has its own directors, managers or managing general partners, as applicable; and

(d)   Either (i) has its own officers and employees that, on a daily basis, actively operate such entity and its subsidiaries and businesses, or (ii) has retained the services of an affiliate or sponsor of, or advisor to, such entity to, on a daily basis, actively operate such entity and its subsidiaries and businesses.

4.   **Acquisition Agreements**. Acquisitions may, from time to time, enter into a letter of intent or other acquisition agreement with respect to a Subject Property in its own name to facilitate, among other things, the offer to, and possible purchase by, the Company of the applicable Subject Property. In any such case, if the Company exercises its right of first refusal with respect to and elects to pursue the acquisition of an applicable Subject Property, and the Company is willing to enter into an agreement to acquire such Subject Property, then, upon the Company's request, Acquisitions shall assign the letter of intent or other acquisition agreement to the Company or its designee

5.   **Reimbursements**. Section 7(b) of the Transition Property Services Agreement shall be, and hereby is, incorporated into this Agreement by reference with the same force and effect as if set forth herein. Notwithstanding the earlier termination, if any, of the Transition Property Services Agreement, the Company hereby agrees to reimburse Acquisitions in accordance with Section 7(b) of the Transition Property Services Agreement in the manner specified there under. The Parties agree that there shall be no duplication of payment for any services rendered with respect to any Subject Property under both this Agreement and the Transition Property Services Agreement.

6.   **No Partnership or Joint Venture**. The Parties to this Agreement are independent contractors. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, franchise or joint venture relationship between the Parties.

7.   **Term; Termination of Agreement**. This term of this Agreement shall commence on the date hereof and shall continue until the earlier to occur of (a) the later to occur of (i) the date that none of the Consultants are directors, officers or consultants of or to the Company and no other individual serving as an officer or director of either Acquisitions or its parent, The Inland Real Estate Transactions Group, Inc., is an officer or director of the Company, and (ii) five (5) years after the date of this Agreement, and (b) the occurrence of a Change in Control. For purposes of this Section 7, the term "Change in Control" shall mean:

(a)   Any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended; *provided, however*, that any sale, lease, exchange or transfer to (including, without limitation, any merger or other business combination with or into) any of the following shall not constitute a Change of Control: (i) any affiliate controlled by the Company, (ii) Inland Real Estate Corporation, (iii) Inland Western Retail Real Estate Trust, Inc., (iv) Inland American Real Estate Trust, Inc., (v) The Inland Group, Inc., or (vi) any affiliate controlled by any of the persons or entities listed in clauses (i) through (v) above (all of the persons and entities described in clauses (i) through (vi) above to be hereinafter sometimes referred to as the "Inland Companies");

(b)   The approval by the holders of the outstanding shares of the Company of any plan or proposal for the liquidation or dissolution of the Company;

(c)   Any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (other than any one or more of the Inland Companies) shall become the owner, directly or indirectly, beneficially or of record, of shares of the Company representing more than twenty-five percent (25%) of the aggregate ordinary voting power represented by the issued and outstanding common shares of the Company; or

(d)   Following any change in the composition of the board of directors of the Company, a majority of the board of directors of the Company are not a combination of either (i) members of the board of directors of the Company as of the date hereof, or (ii) members of the board of directors of the Company whose nomination for election or election to the board of directors of the Company has been recommended, approved or ratified by at least eighty percent (80%) of the board of directors of the Company then in office who were either members of the board of directors of the Company as of the date hereof or whose election as a member of the board of directors of the Company was previously so approved pursuant to this clause (ii), or (iii) members of the board of directors of the Company who have been elected pursuant to a proxy consent solicitation other than in connection with a business combination transaction that would otherwise result in a "Change in Control" under clauses (a) or (c) above.

8.   **Assignments**. This Agreement may not be assigned except with the written consent of each Party hereto, except in the case of assignment by a Party to a corporation, trust or other organization which is a successor to such Party. Any assignment of this Agreement shall bind the assignee hereunder in the same manner as the assignor is bound hereunder.

9.   **Amendments**. This Agreement shall not be amended, changed, modified, terminated or discharged in whole or in part except by an instrument in writing signed by each Party hereto or their respective successors or assigns.

10.   **Successors and Assigns**. This Agreement shall bind any successors or assigns of the Parties hereto as herein provided.

11.   **Governing Law**. The provisions of this Agreement shall be governed, construed and interpreted in accordance with the internal laws of the State of Illinois.

12.   **Notices**. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered: (i) when delivered personally or by commercial messenger; (ii) one business day following deposit with a recognized overnight courier service, provided such deposit occurs prior to the deadline imposed by such service for overnight delivery; (iii) when transmitted, if sent by facsimile copy, provided confirmation of receipt is received by sender and such notice is sent by an additional method provided hereunder, in each case above provided such communication is addressed to the intended recipient thereof as set forth below:

If to Acquisitions:
G. Joseph Cosenza

5

Inland Real Estate Acquisitions, Inc.
2901 Butterfield Road
Oak Brook, IL 60523
Phone: (630) 218-8000
Fax: (630) 218-4935

with a copy to :

The Inland Real Estate Group, Inc.
2901 Butterfield Road
Oak Brook, Illinois
60523
Attn: Robert H. Baum, General Counsel

<u>If to the Company</u>:
Inland Retail Real Estate Trust, Inc.
200 Waymont Circle, Suite 126-10
Lake Mary, FL 32746
Attention: Barry Lazarus
Phone: (407) 688-6540
Fax: (407) 688-6543

with a copy to:

Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
Attn: Michael J. Moran
Phone: 630-645-2085
Fax: 630-218-4900

Any Party may at any time give notice in writing to the other Parties of a change of its address for the purpose of this Section 12.

13.   **Headings**. The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

14.   **Equitable Relief**.   Each Party hereto recognizes and acknowledges that a breach by the other party of this Agreement will cause irreparable damage to the non-breaching party which cannot be readily remedied in monetary damages in an action at law. In the event of any default or breach by either party, the non-breaching party shall be entitled to seek immediate injunctive relief to prevent such irreparable harm or loss, in addition to any other remedies available at law and in equity.

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

INLAND REAL ESTATE ACQUISITIONS, INC.

By: ____/s/ G. Joseph Cosenza_____
Title: ___President_____

INLAND RETAIL REAL ESTATE TRUST, INC.

By: ___/s/ Barry L. Lazarus_____
Barry L. Lazarus
President

EXHIBIT A
FORM OF PROPERTY NOTICE

PROPERTY NOTICE

[NAME OF SUBJECT PROPERTY]
[GENERAL LOCATION OF SUBJECT PROPERTY]
[CITY, STATE OF SUBJECT PROPERTY]
[DATE OF PROPERTY NOTICE]

Inland Retail Real Estate Trust, Inc.
200 Waymont Circle, Suite 126-10
Lake Mary, FL 32746
Attention: Barry Lazarus

Reference is made to that certain Property Acquisition Agreement, dated [●], 2004 (the "Agreement"), by and among Inland Real Estate Acquisitions, Inc., an Illinois corporation ("Acquisitions"), and Inland Retail Real Estate Trust, Inc., a Maryland corporation (the "Company"). Capitalized terms used in this Property Notice but not defined herein shall have the meanings ascribed such terms in the Agreement.

Pursuant to Section 3 of the Agreement, Acquisitions has identified as a Subject Property that certain property commonly known as [NAME OF SUBJECT PROPERTY] and located at [GENERAL LOCATION/ADDRESS OF SUBJECT PROPERTY].

Attached hereto for your review is our standard, preliminary "deal sheet" for the Subject Property.

This letter constitutes the Property Notice under and pursuant to the Agreement with respect to the Subject Property.

Please direct all correspondence with respect to the Subject Property to Acquisitions as follows:

G. Joseph Cosenza
Inland Real Estate Acquisitions, Inc.
2901 Butterfield Road
Oak Brook, IL 60523
Phone: (630) 218-8000
Fax: (630) 218-4935

Sincerely,

INLAND REAL ESTATE ACQUISITIONS, INC.

By:_____
       Name:_____
       Its:_____

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